M.S. HOWELLS & CO.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND 2014

ASSETS	2015	2014
Cash and cash equivalents	$ 460,778	$ 627,076
Commissions receivable	146,962	318,865
Deposits with clearing brokers	407,069	407,065
Due from clearing brokers	3,513	3,858
Securities owned, at fair value (Notes 1 and 6)	784	105
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $471,409 and $460,460	28,455	33,408
Other assets	101,345	77,200
Total assets	**$ 1,148,906**	**$ 1,467,577**

LIABILITIES AND SHAREHOLDERS' EQUITY

	2015	2014
LIABILITIES:		
Accounts payable and accrued expenses	$ 146,485	$ 176,521
Accrued soft dollar credits (Note 4)	33,834	59,538
Commissions payable	165,780	100,250
Due to clearing brokers	66	55
Total liabilities	346,165	336,364
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
SHAREHOLDERS' EQUITY (Note 3):		
Common stock, $0.01 par value, authorized 3,000 shares, 1,500 shares issued and outstanding	15	15
Additional paid-in capital	721,907	1,115,186
Surplus	80,819	16,012
Total shareholders' equity	802,741	1,131,213
Total liabilities and shareholders' equity	**$ 1,148,906**	**$ 1,467,577**

The accompanying notes are an integral part of these statements.